Exhibit 34.2

Deloitte & Touche LLP Two World Financial Center New York, NY 10281-1414 USA Tel: +1 212 436 2000 Fax: +1 212 436 5000 www.deloitte.com
Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
First Marblehead Data Services, Inc.

We have examined management’s assertion, included in the accompanying Management’s Report on Assessment of Compliance with SEC Regulation AB Servicing Criteria, that First Marblehead Data Services, Inc. (the Company) complied with the servicing criteria set forth in Item 1122 (d) of the Securities and Exchange Commission’s Regulation AB for the following funding trust transactions backed by student loan receivables: The National Collegiate Student Loan Trust 2006-1, The National Collegiate Student Loan Trust 2006-2, The National Collegiate Student Loan Trust 2006-3, The National Collegiate Student Loan Trust 2006-4, The National Collegiate Student Loan Trust 2007-1, The National Collegiate Student Loan Trust 2007-2, The National Collegiate Student Loan Trust 2007-3 and The National Collegiate Student Loan Trust 2007-4 (the Regulation AB Platform) as of and for the year ended June 30, 2008, excluding criteria 1122 (d)(1)(ii), 1122 (d)(2)(i), 1122(d)(2)(vi), and 1122(d)(4)(i) to 1122(d)(4)(xiv) which management has determined are not applicable to the activities performed by the Company with respect to the Platform. Management is responsible for the Company’s compliance with the servicing criteria. Our responsibility is to express an opinion on management’s assertion about the Company’s compliance with the servicing criteria based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants, as adopted by the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with the applicable servicing criteria, including tests on a sample basis of the servicing activities related to the Platform, determining whether the Company performed those selected activities in compliance with the servicing criteria during the specified period and performing such other procedures as we considered necessary in the circumstances.  Our procedures were limited to selected servicing activities performed by the Company during the period covered by this report and, accordingly, such samples may not have included servicing activities related to each specific asset-backed transaction included in the Platform.  Further, an examination is not designed to detect noncompliance arising from errors that may have occurred prior to the period specified above that may have affected the balances or amounts calculated or reported by the Company during the period covered by this report. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with the servicing criteria.

In our opinion, management’s assertion that the Company complied with the aforementioned applicable servicing criteria as of and for the year ended June 30, 2008 for the Regulation AB Platform is fairly stated, in all material respects.

/s/ Deloitte & Touche LLP
Deloitte & Touche LLP